UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2013

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes  ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1BH UK
	GPO BOX 86	Tel +44 20 7802 4000
3 October 2013	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

AUSTRALIAN NATIONAL CONFERENCE ON RESOURCES AND ENERGY

BHP Billiton President, HSEC, Marketing and Technology, Mike Henry, will present at the Australian National Conference on Resources and Energy in Canberra today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary BHP Billiton Limited

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	3 October 2013

BUILDING ON AUSTRALIA’S COMPARATIVE ADVANTAGE

BHP Billiton today further outlined its productivity agenda to capitalise on the next phase of the Asian growth cycle.

Speaking at the Australian National Conference on Resources and Energy, BHP Billiton President, HSEC, Marketing and Technology, Mike Henry, said the commodities that would feed future China growth would require Australia’s resources industry to continue to improve its competitiveness.

“We see moderation in the rate of GDP growth in China, and a reduction in manufacturing and investment share over time, but it is really important to note that there is still an incredibly large opportunity to be captured from a commodity demand perspective.

“Commodity demand growth will remain robust as the fundamentals of wealth creation, demographics and urbanisation continue to drive demand for resources. However the shifting dynamics of economic growth will challenge Australia’s traditional understanding of core ‘commodities’.

“As China transitions to a more consumption based economy, and the level of ‘true’ urbanisation increases, we expect that commodities supporting the production of food, energy and consumer goods will see more durable demand growth over an extended part of the economic development curve.”

Mr Henry said it was critical industry and policy makers worked together to capitalise on these opportunities.

“We believe the vast majority of the productivity challenge lies with industry and it is incumbent on employers to create an environment that inspires people to work smarter and rewards productivity improvements.

“For BHP Billiton this means working our assets both ‘smarter’ and harder. Our concentrated effort to reduce operating costs and drive productivity improvements delivered a significant US$2.7 billion reduction in controllable cash costs in the 2013 financial year. We continue to identify process improvement opportunities across the business and we are creating strong competition for capital,” he said.

Mr Henry highlighted that government also had a role in securing future investment – particularly in taxation and industrial relations policy and addressing duplication between state and federal regulatory obligations.

“To ensure Australian projects are not disadvantaged, tax policy should target reforms that deliver more competitive, sustainable taxation and help make the system more efficient and internationally competitive. Similarly we can reduce the burden of duplicated green tape processes while still maintaining the highest environmental standards,” he said.

“When it comes to industrial relations, BHP Billiton is an advocate for a framework that draws employees and employers onto the same page and allows for more direct employee engagement.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800  Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211  Mobile: +61 427 777 908

email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360  Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033  Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462  Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Jaryl Strong

Tel: +1 713 499 5548  Mobile: +1 281 222 6627

email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar

Tel: +61 3 9609 2222  Mobile: +61 467 807 064

email: James.Agar@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575  Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Tara Dines

Tel: +44 20 7802 7113  Mobile: +44 7825 342 232

email: Tara.Dines@bhpbilliton.com

Americas

James Agar

Tel: +61 3 9609 2222  Mobile: +61 467 807 064

email: James.Agar@bhpbilliton.com

Matt Chism

Tel: +1 713 599 6158  Mobile: +1 281 782 2238

email: Matt.E.Chism@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1BH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

China: Looking forward
Mike Henry, President HSEC, Marketing and Technology
BHP Billiton
October 2013
bhpbilliton
resourcing the future

bhp billiton
resourcing the future
Disclaimer
Forward-looking statements
This presentation includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events, conditions, circumstances and the future financial performance of BHP Billiton, including for capital expenditures, production volumes, project capacity, and schedules for expected production. Often, but not always, forward-looking statements can be identified by the use of the words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2013 entitled “Risk factors”, “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission. All estimates and projections in this presentation are illustrative only. Our actual results may be materially affected by changes in economic or other circumstances which cannot be foreseen. Nothing in this presentation is, or should be relied on as, a promise or representation either as to future results or events or as to the reasonableness of any assumption or view expressly or impliedly contained herein.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation also includes certain non-IFRS measures including Attributable profit excluding exceptional items, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
BHP Billiton Marketing, ANCRE, October 2013
Slide 2

bhpbilliton
resourcing the future
Content
China economic outlook
Implications for Australia
BHP Billiton Marketing, ANCRE, October 2013
Slide 3

bhpbilliton
resourcing the future
Relative to previous decades, the pace of growth in China is expected to moderate
GDP growth
(YoY %)
16
14
12
10
8
6
4
2
0
1997 2000 2003 2006 2009 2012
Real GDP growth rates
(YoY % - 5 year moving averages)
12
10
8
6
4
2
0
T-15 T-10 T-5 T T+5 T+10 T+15 T+20
China (T=2012)
Japan (T=1964)
South Korea (T=1989)
Source: NBS.
Source: IHS - Global Insight.
Note: T = US$8000 / Capita @ PPP. Japan 1974 (oil crisis) and South Korea 1998 (AFC) excluded from dataset.
BHP Billiton Marketing, ANCRE, October 2013
Slide 4

bhpbilliton
resourcing the future
Manufacturing will become less significant over time
Share of manufacturing
(% GDP)
35
30
25
20
15
10
5
0
China
US
Japan
South Korea
1997 2000 2003 2006 2009 2012
Share of industry 2012
(% GDP)
50 40 30 20 10 0
China South Korea Japan US
Source: IHS - Global Insight. Note: % GDP is nominal.
Source: IHS - Global Insight. Note: % GDP is nominal.
BHP Billiton Marketing, ANCRE, October 2013
Slide 5

bhpbilliton
resourcing the future
Investment is trending down however it continues to be a key cyclical support
China investment
(% YoY YTD)
40
30
20
10
0
(10)
(20)
Manufacturing
Water & environment
Transportation
Total FAI
Jul 10 Jul 11 Jul 12 Jul 13
Share of investment 2012
(% GDP)
50
40
30
20
10
0
China South Korea Japan US
Source: NBS.
Source: IHS - Global Insight.
Note: % GDP is nominal.
BHP Billiton Marketing, ANCRE, October 2013
Slide 6

bhpbilliton
resourcing the future
Increasing urbanisation will change the source of future economic growth
Urbanisation rate
(%)
80 70 60 50 40 30 20 10 0
2005 2010 2015 2020 2025 2030
Industry, service and agriculture
(% GDP)
60 50 40 30 20 10 0
Industry Service Agriculture
1992 1997 2002 2007 2012
Source: McKinsey Insights China macro model April 2013 version.
Source: NBS.
Note: % GDP is nominal.
BHP Billiton Marketing, ANCRE, October 2013
Slide 7

bhpbilliton
resourcing the future
Consumption underpins long term potential
GDP per capita (2005 PPP $US)
(US=100)
100
90
80
70
60
50
40
30
20
10
0
1952 1962 1972 1982 1992 2002 2012
Japan South Korea Malaysia China India US
Private consumption 2012
(US$ thousand 2005 PPP/capita)
35
30
25
20
15
10
5
0
China Malaysia South Japan US Korea
Source: Penn World Table, BHP Billiton analysis.
Source: IHS - Global Insight.
BHP Billiton Marketing, ANCRE, October 2013
Slide 8

bhpbilliton
resourcing the future
China will continue to increase its share of global energy and metals demand
Intensity trends evolve with economic development
(US intensity index1)
200
150
100
50
0 10 20 30 40 50
GDP per capita
(2005 real US$’000, PPP basis)
Emerging economies
Developed economies
Electricity
Copper
Steel
1. The demand intensity index represents the volume consumption per capita, with 1972 consumption representing 100 for electricity, and 1968 consumption representing 100 for the other commodities.
Source: World Bank; Wood Mackenzie; CRU; IISI; IHS - Global Insight; CISA; World Steel
Association; JBS; IEA; BHP Billiton analysis.
Cumulative consumption 20101
(copper kg/capita) (steel t/capita)
300
240
180
120
60
0
China US China US
12.5
10
7.5
5
2.5
0
1. Cumulative steel and copper consumption is calculated using historical demand adjusted for replacement cycle and indirect trade.
Source: Fraunhofer ISI.
BHP Billiton Marketing, ANCRE, October 2013

Content
bhpbilliton
resourcing the future
China economic outlook
Implications for Australia
BHP Billiton Marketing, ANCRE, October 2013
Slide 10

Endowment and geography have provided
relative advantage in some commodities
bhpbilliton
resourcing the future
Iron ore reserves 2012
(Bt contained iron)
Australia
Brazil
Russia
China
India
Venezuela
Ukraine
Canada
Sweden
US
Iran
Kazakhstan
Mauritania
South Africa
Other
0 5 10 15 20
Source: USGS Mineral Commodity Summaries, January 2013.
Copper reserves 2012
(Mt contained copper)
Chile //
Peru
US
Mexico
Russia
China
Indonesia
Poland
Australia1
Zambia
Congo
Canada
Kazakhstan
Other //
02 0 40 60 80 100 180
1. Australia represents JORC reserves.
Source: USGS Mineral Commodity Summaries, January 2013.
BHP Billiton Marketing, ANCRE, October 2013
Slide 11

Current operations impacted by structural cost escalation and policy changes bhpbilliton
resourcing the future
Cash Operating Costs – Australian Mining Operations
(% of production by cost curve quartile*, Mt production)
Quartile 1 Quartile 2 Quartile 3 Quartile 4
100 75 50 25 0
152 206 89 120 1.76 2.14 0.47 0.48
2006 2012 2006 2012 2005 2012 2008 2012
Thermal Coal Hard Coking Coal Copper Nickel
Q1, Q2, Q3, and Q4 represent the percentage of total Australian production within the first, second, third and fourth quartile of the global cost curve. Copper and nickel costs based on C1 ranking. Coal delivered to China, metal costs net of by-product revenue.
Source: Minerals Council of Australia, ‘Opportunity at Risk’ 2012.
BHP Billiton Marketing, ANCRE, October 2013
Slide 12

Future mining investment requires improved project costs and productivity bhpbilliton
resourcing the future
Construction All-in Wage Rate (Mean)
(US$)
Brazil
Middle East
US1
Canada
Australia
0 50 100 150
1. US refers to US Gulf Coast.
Source: Independent Projects Analysis Inc., Engineering Procurement and
Construction Market Forecast, August 2013.
Australian Productivity
(Indexed to 2011)
250
200
150
100
50
0
1990 1995 2000 2005 2010
Source: Australian Bureau of Statistics, Estimates of Industry Multifactor
Productivity, 2012.
Mining Capital
Mining
Mining Labour
12 Selected Industries
BHP Billiton Marketing, ANCRE, October 2013
Slide 13

Summary
bhpbilliton
resourcing the future
Chinese economic growth is expected to be 7-8% in the short to medium term
Urbanisation and consumption will support economic growth as manufacturing declines
Commodity consumption patterns will evolve, providing robust energy and metals demand
Restoring Australia’s global competitiveness will underpin future capital investment
BHP Billiton Marketing, ANCRE, October 2013
Slide 14

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 3, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary